Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of CENAQ Energy Corp. (“the Company”) on Amendment No. 3 to Form S-1 (File No. 333-253695) of our report dated January 26, 2021, except for the second paragraph of Note 8 as to which the date is June 21, 2021 and except for the eleventh paragraph of Note 1, second paragraph of Note 3 and third paragraph of Note 5, as to which the date is August 6, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of CENAQ Energy Corp. as of December 31, 2020 and for the period from June 24, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
August 6, 2021